SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No: 0)*

Avani International Group, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title class of Securities)

05348F 20 5

(Cusip Number)

Windy Lam

#328-17 Fawcett Road,

Coquitlam, British Columbia, Canada

V3K 6V2

(604) 525-2386

(Name, Address and Telephone Number of Person to Receive

Notices and Communication)

May 13, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior page.

CUSIP No: 05348F 20 5

1) Name of Reporting Persons SS or IRS Nos. of above Persons:

Chin Yen Ong

2) Check the Appropriate Box if a Member of a Group:

(a) [ ]

(b) [X]

3) SEC Use Only:

4) Source of Funds:     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to

Items 2(d) or 2(e): N/A

6) Citizenship or Place of Organization: Malaysian

Number of Shares  7) Sole Voting Power: 1,120,009 (which includes 795,006

Beneficially                                        stock purchase warrants)

Owned by Each     8) Shared Voting Power: None

Reporting Person  9) Sole Dispositive Power: 1,120,009 (which includes

with                                                     795,006 stock

                                                         purchase warrants)

                 10) Shared Dispositive Power: None

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,120,009

12) Check if the Aggregate Amount in Row 11 Excludes

    Certain Shares: N/A

13) Percent of Class Represented by Amount in Row 11: 18.2%

14) Type of Reporting Person: IN

SCHEDULE 13D

Item 1. Security and Issuer.

Common Stock, $.0001

Avani International Group, Inc.

#328-17 Fawcett Road

Coquitlam, BC

Canada V3K 6V2

Item 2. Identity and Background.

(a) Chin Yen Ong                      (d) No

(b) No.106, Jalan 1

         Taman Sri Selayang

    Batu Caves                       (e) No

    Selangor Darul Ehsan, Malaysia   (f) Malaysian

 (c) Director

     Avani O2 Water Sdn. Bhd.

     Ground & 1st Fl., Bangunan Bka,

     Jalan Astaka U8/84,

     Section U8, 40150 Shah Alam,

     Selangor Darul Ehsan, Malaysia.

Item 3. Source and Amount of Funds or Other Consideration.

On May 13, 2002, the Company entered into Share Subscription Agreements with Hsiao, Mao-Lin and Lee, Hsien-Ho pursuant to which such parties purchased 1,575,017 and 950,000 shares of common stock of the Company, respectively, at a price per share equal to $0.03. The total consideration received by the Company was $75,750.51. In addition each investor received stock purchase warrants to acquire three shares of common stock of the Company for each share of common stock purchased under the Share Subscription Agreements as stated above.

In connection with the transactions, the Company paid Chin Yen Ong a finder’s fee equal to 10% of the stock and stock purchase warrants received by the investors as described above. Mr. Ong received 252,502 shares of common stock and stock purchase warrants to acquire 757,506 shares of common stock of the Company. The stock purchase warrants are exercisable at $0.03 per share on or before May 13, 2004, $0.05 per share on or before May 13, 2006, and $0.07 per share on or before May 13, 2007.

Item 4. Purpose of Transaction.

To acquire for investment purposes 252,502 shares of common stock and 757,506 common stock warrants.

Item 5. Interest in Securities of Issuer.

On May 13, 2002, the reporting person acquired from the issuer

252,502 shares of common stock and 757,506 common stock warrants in consideration for acting as a finder. The stock purchase warrants are exercisable at $0.03 per share on or before May 13, 2004, $0.05 per share on or before May 13, 2006, and $0.07 per share on or before May 13, 2007. The reporting person has the sole power to vote or to direct the voting of these shares. Moreover, as of May 13, 2002, these securities represent 18.2% of the total issued and outstanding common stock of the issuer.

Other than as described herein, no other transactions were effected by the reporting person in the past sixty days. Moreover, other than as described herein, no other person is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock and common stock warrants as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

None, other than as described herein.

Item 7. Material To Be Filed as Exhibits.

The agreements relating the to acquisition of control disclosed herein are incorporated by reference to the Company Form 8-K dated May 31, 2002, as amended on August 29, 2002.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Signature                Date: September 3, 2002

/s/Chin Yen Ong

Chin Yen Ong